PREMIERE ACQUISITIONS CORP.
HOLLYWOOD, CA

March 15, 2010

Zealous, Inc.
9550 Warner Avenue, Suite 250
Fountain Valley, CA 92708
Attention: Milton "Todd" Ault III, CEO

Re: Proposed Acquisition Health and Wellness Partners, Inc.

Dear Todd:

This letter sets forth the terms and conditions upon which Premiere Acquisitions Corp. a newly formed Nevada corporation ("PAC"), through a wholly-owned subsidiary ("Acquisition Sub"), is prepared to acquire from Zealous, Inc., a Nevada corporation ("Zealous") its wholly-owned subsidiary Health and Wellness Partners, Inc., a Nevada corporation ("H&W"). Our proposal contemplates that the acquisition of H&W would take the form of a reverse triangular merger (the "Merger") pursuant to which H&W would be merged with and into Acquisition Sub, with H&W as the surviving entity in the Merger. Pursuant to the Merger, PAC will acquire all of the outstanding shares of capital stock in H&W in exchange for the Purchase Price (as defined below). As a stock-for-stock transaction we contemplate that the Merger will qualify as a tax-free reorganization and not subject Zealous to any tax liability.

The terms of our offer are as follows:

1.   Purchase Price.

(a)   The total amount of the "Purchase Price" will be $10,000,000. This amount will be paid to Zealous in the form of a senior secured convertible promissory note in the original principal amount of $10,000,000 (the "Buyer Note").

(b)   The Buyer Note will be a senior secured debenture secured by a first lien against all of the assets of PAC and its subsidiaries. The Buyer Note will bear interest at the rate of 5% per annum and shall be payable in cash, or at the discretion of the holder in shares of Common Stock valued at the Conversion Price, upon maturity. The term of the Buyer Note will be 36 months from the closing date but PAC shall have the right to convert the outstanding principal and accrued interest on the Buyer Note into Common Stock at the Conversion Price (as defined below) at any time after the 24-month anniversary of the original issue date. The Buyer Note shall be convertible at the option of the holder at any time after the 6-month anniversary of the original issue date into Common Stock at an initial Conversion Price equal to the lesser of (i) $0.40, or (ii) the average of the VWAPs for the Common Stock over the 20 trading days preceding the date that a notice of conversion is delivered by the holder to PAC. In addition to affirmative and negative covenants, events of default and other terms as are customary for notes of this nature, the Buyer Note will contain an a provision that in the event the Common Stock is not listed on a Trading Market (as defined below) within 180 days of the original issue date the Conversion Price shall be adjusted downward 5% per month until such time as the Common Stock is so listed. As used in this letter "Trading Market" means the following markets or exchanges: the American Stock Exchange, the NASDAQ Capital Market, the NASDAQ Global Market, the NASDAQ Global Select Market, the New York Stock Exchange or the OTC Bulletin Board. As used in this letter "VWAP" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. Eastern Standard Time to 4:02 p.m. Eastern Standard Time); (b) if the OTC Bulletin Board is not a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the OTC Bulletin Board; (c) if the Common Stock is not then listed or quoted on the OTC Bulletin Board and if prices for the Common Stock is then reported in the "Pink Sheets" published by Pink Sheets, LLC (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported; or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by Zealous and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

2.   Conditions to Closing. The closing of the Merger is subject to the following conditions:

(a)   Due Diligence. PAC and its attorneys, accountants and other representatives and agents shall have satisfactorily completed their due diligence investigation of H&W. Between the date of this letter and the closing, these representatives shall be given full access to the accounting books and other business and financial records, reports and documents of H&W, including corporate records and tax returns. Such due diligence investigation will also include the inspection and examination H&W's office facilities. None of such information shall be used by such persons other than for evaluation of H&W for purposes of the Merger, and such information shall be held in confidence. The officers and management H&W agree to cooperate fully with PAC's representatives and agents and to make themselves available to the extent necessary to complete the due diligence process and the closing of the Merger.

(b)   Access to Suppliers, Customers and Employees. The H&W shall, at the request of PAC, introduce PAC to H&W's principal suppliers, customers and employees to facilitate discussions between such persons and PAC in regard to PAC's conduct of the business following the closing.

(c)   Merger Agreement. A definitive merger agreement, containing standard representations, warranties, covenants, indemnification provisions, closing conditions (including the delivery of opinions of counsel) and other provisions, shall have been executed. The parties agree to work expeditiously and in good faith to complete the merger agreement, together with all other legal documents required to consummate the Merger.

(d)   Employment Arrangements and Board Representation. PAC shall have entered into an Employment Agreement with Mr. Mike Edwards, pursuant to which he will serve as PAC's Chief Executive Officer, and satisfactory employment arrangements with other key employees of H&W to be designated by PAC. The Employment Agreement with Mr. Edwards will be for a term of three (3) years, will provide a base salary of $150,000 and a discretionary bonus upon attaining certain performance objectives established by the Board and Mr. Edwards and will contain other provisions customary for an agreement of this type. In addition, Mr. Edwards would be granted an option to acquire 8 million shares of Common Stock that will vest upon the earlier of (i) 2 years from the grant date, or (ii) the first fiscal quarter that BCG reports cumulative net sales totaling $10 million. An option to acquire an additional 4 shares of Common Stock will be granted if net sales exceed $10 million within 36 months of the closing date. All options will be granted at fair market value. Mr. Edwards would be appointed as one of three (3) members to the PAC Board of Directors and shall serve as its initial Chairman. The remaining two (2) directors shall be appointed by Zealous.

(e)   Non-Competition Agreement. Mr. Edwards shall also enter into an agreement with PAC pursuant to which he shall agree not to compete with the business of H&W as conducted on the closing date, and not to solicit the employees H&W retained by Acquisition Sub, for a period of two (2) years after the closing date.

(f)   Conduct of the Business. From the date of this letter until the closing date: (i) H&W will continue to operate its business as it has in the past and shall not engage in any transactions outside the ordinary course of business; and (ii) H&W will continue to make regularly scheduled payments on its existing debt, and shall not incur any additional indebtedness except in the ordinary course of business.

(g)   Absence of Adverse Change. There shall have been no material adverse change in the business, properties, operations, condition (financial or otherwise), prospects, assets or liabilities of H&W or its business since the date hereof.

(h)   Corporate Approvals. The Merger shall have been approved by the Boards of Directors of PAC, H&W, and Zealous.

(i)   Closing Date. The closing of the Merger shall take place no later than June 30, 2010.

(j)   Transfer of Certain Intellectual Property. On or before the closing date H&W shall acquire all right and title to the proprietary formulas and other intellectual property related to the Life Extenze, SMI and Valeriamax products together with any other health and wellness products currently under development by H&W or its affiliates.

3.   Registration of PAC Common Stock.

(a)   At Zealous' written request at any time following the expiration of twelve (12) months after the closing, PAC will register 50% of the shares of PAC Common Stock issued at the closing to Zealous on a Registration Statement on Form S-1 or equivalent form (the "Registration Statement") and shall register the remaining securities at Zealous' request no sooner than twelve (12) months after the sale of all of the securities included in the initial registration. PAC shall maintain the effectiveness of each such registration for a period of up to six (6) months after the same has been first declared effective by the Securities and Exchange Commission (the "SEC") or until such securities are eligible for resale under Rule 144, subject to the suspension provisions set forth below.

(b)   The definitive merger agreement shall contain such other terms and provisions as are customary for the registration of unregistered shares issued in a transaction of the type contemplated hereby, and PAC shall agree to pay all of the expenses incurred in connection with the registration, except underwriting commissions and expenses and any costs and expenses of any counsel retained by Zealous.

(c)   Notwithstanding the foregoing, PAC may, by written notice to Zealous, suspend or withdraw the Registration Statement and require that Zealous immediately cease the sale of shares of PAC pursuant thereto in any of the following circumstances:

(i)   PAC is engaged in any activity or transaction or preparations or negotiations for any activity or transaction ("PAC Activity") that PAC desires to keep confidential for business reasons, and PAC determines in good faith that the public disclosure requirements imposed on PAC pursuant to the Registration Statement would require disclosure of PAC Activity; or

(ii) PAC files a Registration Statement (other than a Registration Statement on Form S-4 or Form S-8, or any successor form) with the SEC for the purpose of registering under the Securities Act of 1933, as amended, any securities to be offered and sold by PAC in an underwritten offering or pursuant to Regulation D under the Securities Act.

4. Customer Warranties and Claims. H&W will be responsible for all goods sold and services provided by H&W through the closing date. Any customer claims or customer warranty claims in respect of such pre-closing goods or services are H&W's responsibility regardless of whether such claims occur before or after the closing date.

5. Exclusivity. This letter constitutes the agreement of H&W to work exclusively with PAC and Acquisition Sub towards the closing of the Merger. From the date of this letter until the earlier of (a) April 30, 2010 or (b) the termination by PAC of negotiations for the transaction contemplated herein, neither H&W nor Zealous (i) directly or indirectly through any other party engage in any negotiations with or provide any information to any other person, firm or corporation with respect to an acquisition transaction involving H&W or its business, (ii) directly or indirectly through any other party solicit any proposal relating to the acquisition of, or other major transaction involving, H&W or its business and will notify PAC promptly of the receipt of any unsolicited offer therefor, and (iii) dispose of any assets that would constitute a part of its business other than in the ordinary course of business.

In the event of any breach of the provisions of this paragraph 5 or any termination of the definitive merger agreement due to a material breach on the part H&W or Zealous, unless the Merger is consummated upon the terms described in this letter, H&W will pay to PAC a cancellation fee in the amount of ten percent (10%) of the Purchase Price.

6. Brokers. PAC and Acquisition Sub, on the one hand, and H&W and Zealous, on the other hand, represent and warrant that they have not retained any finder, broker, investment banker or the like (an "Intermediary") with respect to the Merger. Each party agrees to indemnify, defend and hold harmless the other party from any claim from any Intermediary arising on their respective accounts with respect to the transactions contemplated by this letter agreement.

7. Disclosure. PAC and Acquisition Sub, on the one hand, and H&W and Zealous, on the other hand, agree that no disclosure of the Merger or the proposal therefor contained in this letter shall be made to any third party without the consent of the other parties hereto, except as may be required by law (in which event the non-disclosing parties shall be given an opportunity to review in advance the proposed disclosure).

8. Expenses. Except as otherwise expressly provided herein, all parties will be responsible for their own costs and expenses, including counsel fees, incurred in connection with the transactions contemplated by this letter.

9. Expiration. The proposal set forth in this letter will terminate at 5:00 EST on February 25, 2010 unless countersigned in the place indicated below and returned to Zealous by such time and date.

10. Letter of Intent. It is not the intention of the parties that this letter, or any actions of the parties with respect hereto, be, or be deemed to constitute, a legally binding obligation of the parties hereto, except that the provisions in paragraph and 8 above and this paragraph 10 shall be binding and

enforceable obligations on H&W, Zealous, PAC and Acquisition Sub and, in consideration of PAC's submission of this proposal, the provisions of paragraph 5 above shall be a binding and enforceable obligation of H&W and Zealous. Any other legally binding obligation with respect to this proposed Merger shall exist only upon the execution and delivery of a definitive merger agreement and all rights and obligations of the parties shall be governed by such agreement. Accordingly, subject to the provisions of paragraph 5, any party is free to abandon negotiations regarding the Merger at any time for any reason or for no reason, by notice to the other in writing, and the decision of any party to so abandon discussions shall not be subject to legal challenge by the others. Each of the parties to this letter agrees to negotiate and proceed in good faith for the consummation of the transactions contemplated herein.

We are impressed with the business you have developed. We are particularly excited about how H&W complements our businesses plan and strategy for future growth by establishing a broader product offering, deeper relationships and delivering greater value for our consumers and business partners.

Please acknowledge your intent to proceed with the Merger on the basis outlined in this letter and your agreement to paragraphs 5, 8 and 10 by signing where indicated below and returning one signed original to me.

Very truly yours,

Premiere Acquisitions Corp. (PAC)



By:_____

Name: Michael C. Edwards

Title: CEO

Agreed to and accepted this 15th day of March, 2010.

ZEALOUS, INC.



By:_____

Name: Milton "Todd" Ault III

Title: CEO